Exhibit 1

FOR IMMEDIATE RELEASE	2 OCTOBER 2017

WPP PLC (“WPP”)

Voting rights and Capital 29 September 2017

WPP confirms that its capital consists of 1,332,407,017 ordinary shares with voting rights.

WPP holds 67,048,941 of its ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,265,358,076 shares.

The figure 1,265,358,076 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP, under the FCA’s Disclosure and Transparency Rules.

END

Contact:

Feona McEwan, WPP                                        +44(0) 20 7408 2204